

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



06013689

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

SUPPL

NO:CO/S&B/PCR/2006/1502 19-05-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2006

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1462 dated the May 19, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of audited working results of the Bank for the year ended the 31st March 2006.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,


SEC MAIL PROCESSING
RECEIVED
MAY 23 2006
WASH, D.C.
192
SECTION

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

हिंदी मे पत्राचार का हम स्वागत करते है, हमें ... ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /   दिनांक / Date :

NO:CO /S&B/PCR/2006/1462   19-05-2006

Dear Sir,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2006

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2006, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2006

Rs. in crores

	Particulars	Nine months ended	Quarter ended		Year ended		Consolidated Year Ended	
		31.12.2005	31.03.2006	31.03.2005	31.03.2006	31.03.2005	31.03.2006	31.03.2005
1	Interest Earned (a)+(b)+(c)+(d)	27285.86	8509.08	8647.51	35794.93	32428.00	49707.48	44499.06
	(a) Interest/discount on advances/bills	12937.57	4758.73	3467.49	17696.30	13043.51	25899.27	19180.63
	(b) Income on Investments	10661.16	3316.37	4228.42	13977.53	16027.67	19313.82	21533.65
	(c) Interest on balances with Reserve Bank of India and other interbank funds	1479.72	281.25	407.40	1760.97	1787.04	2079.53	2021.30
	(d) Others	2207.40	152.73	544.20	2360.13	1569.78	2415.06	1763.48
2	Other Income	4711.66	2677.02	1690.65	7388.69	7119.91	11127.44	10036.64
	(A) TOTAL INCOME (1+2)	31997.51	11186.10	10338.16	43183.62	39547.91	60834.92	54535.70
3	Interest Expended	15204.78	4954.51	4696.86	20159.29	18483.38	27871.74	24891.84
4	Operating Expenses (e) + (f)	8770.68	2954.42	2717.22	11725.10	10074.17	17601.30	14443.55
	(e) Payments to and provisions for employees	6198.87	1924.17	1849.43	8123.04	6907.35	10763.80	8987.46
	(f) Other Operating Expenses	2571.81	1030.25	867.79	3602.06	3166.82	6837.50	5456.09
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	23975.46	7908.93	7414.08	31884.39	28557.55	45473.04	39335.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	8022.05	3277.17	2924.08	11299.23	10990.36	15361.88	15200.31
	(D) Provisions and Contingenecies	3053.93	1339.14	1672.17	4393.08	4468.76	6470.82	6970.56
	— of which provisions for Non-performing assets	144.18	3.63	-96.00	147.81	1204.00	414.06	1403.38
	(E) Provision for Taxes	1414.74	1084.74	187.03	2499.48	2217.08	3229.57	2631.78
	— of which provisions for Fringe Benefit Tax (FBT)	31.00	427.00		458.00		620.30	
	(F) NET PROFIT (C - D - E)	3553.38	853.29	1064.88	4406.67	4304.52	5661.49	5597.97
	[G] NET PROFIT AFTER MINORITY INTEREST						5529.92	5463.93
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves	23545.84	27117.79	23545.84	27117.79	23545.84	36680.41	32025.50
7	Analytical Ratios							
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.49%	11.88%	12.45%	11.88%	12.45%	12.55%	13.07%
	(iii) Earnings Per Share (in Rs.)	67.52 (not annualised)	16.21 (not annualised)	20.23 (not annualised)	83.73	81.79	105.07	103.82
	(iv) (a) Amount of gross non-performing assets	10960.90	10375.75	12456.25	10375.75	12456.25		
	(b) Amount of net non-performing assets	4045.52	4906.42	5348.89	4906.42	5348.89		
	(c) % of gross NPAs	4.41%	3.88%	5.96%	3.88%	5.96%		
	(d) % of net NPAs	1.67%	1.87%	2.65%	1.87%	2.65%		
	(v) Return on Assets (Annualised)	1.01%	0.69%	0.94%	0.89%	0.99%		
8	Shareholding pattern							
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700		
	..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%		
	b) Others ..... No. of shares	211960178	211960178	211960178	211960178	211960178		
	..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%		

1. The Central Board have declared a dividend of Rs.14 per share for the year ended 31st March 2006.
2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions towards losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs.86.86 crores.
3. Interest Earned - Others includes an amount of Rs.1638.46 crores, (previous year Rs.745.28 cr), being interest on refund of Income Tax.
4. Other Income includes an amount of Rs.531.54 crores being Exchange Gain on India Millennium Deposits (IMDs) Redemption.Consequently, proift (net of tax) for the year is higher by Rs.352.62 crores.
5. An amount of Rs.563.52 crores paid to Reserve Bank of India for Maintenance of Value by debit to Interest Expended Account in the years 2001 and 2002 was received back during the year on redemption of IMDs and credited to Interest Expended Account. Consequently, profit (net of tax) for the year is higher by Rs.373.84 crores.
6. Payments to and provisions for employees, under Operating Expenses, includes an amount of Rs.312.87 crores, being arrears of salary paid for the previous financial years.
7. An amount of Rs.128.00 crores, being write-back of provisions rendered surplus (other than advances, investments and investments in subsidiaries and joint ventures), is netted under the head Provisions and Contingencies.
8. As a one-time measure, in terms of RBI guidelines, unreconciled net credit balances (net value of debit and credit entries outstanding) in the Inter Branch Accounts upto 31.03.1999, aggregating Rs.316.58 crores, has been credited to Profit & Loss Account under the head Miscellaneous Income. Consequently, profit (net of tax) for the year is higher by Rs.210.02 crores. Out of this, an amount of Rs.157.52 crores (net of tax and net of transferred to Statutory Reserves) has been appropriated to Other Reserves.
9. In terms of RBI guidelines, the Bank has transferred, as on 31.03.2006, the balances outstanding in the Investment Fluctuation Reserve amounting to Rs.5253.89 crores to the Revenue and Other Reserves.
10. Number of Investors Complaints received and disposed of during the quarter ended 31st March, 2006 : (i) Pending at the beginning of the quarter 57. (ii) Received during the quarter 964. (iii) Disposed of during the quarter 983. (iv) Lying unresolved at the end of the quarter 38.
11. The figures of previous periods have been regrouped/rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 19th May 2006.

Kolkata
Date : 19th May, 2006

O. P. BHATT
Managing Director & Group Executive
(National Banking)

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman

"Visit SBI on the Internet at http://www.sbi.co.in"



MAY 2 3 2006
192
SECTION



S.B.I. CO

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2006

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments — **Rs. in crores**

Business Segments	Banking Operations		Treasury Operations		Elimination		Total	
Particulars	Year ended 31.03.2006	Year ended 31.03.2005	Year ended 31.03.2006	Year ended 31.03.2005	Year ended 31.03.2006	Year ended 31.03.2005	Year ended 31.03.2006	Year ended 31.03.2005
Revenue	35265.88	32403.55	17436.77	20111.78	11474.69	14132.91	41227.96	38382.42
Result	6042.34	5404.63	-1991.32	1060.98	0.00		4051.02	6465.61
Unallocated Income (net of unallocated expenses)							1918.65	55.99
Operating Profit							5969.67	6521.60
Income Tax							2499.48	2217.08
Extraordinary Profit/Loss	936.48						936.48	0.00
Net Profit							4406.67	4304.52
OTHER INFORMATION								
Segment Assets	382211.31	427057.00	219555.40	216956.54	110480.29	188115.00	491286.42	455898.54
Unallocated Assets							2583.13	3984.33
Total Assets							493869.55	459882.87
Segment Liabilities	357682.71	404730.11	216439.91	215211.31	108709.24	184130.69	465413.38	435810.73
Unallocated Liabilities							812.08	
Total Liabilities							466225.46	435810.73

Part B : Secondary Segments — Rs. in crores

Geographic Segments	Domestic Operations		Foreign Operations		Total	
Particulars	Year ended 31.03.2006	Year ended 31.03.2005	Year ended 31.03.2006	Year ended 31.03.2005	Year ended 31.03.2006	Year ended 31.03.2005
Revenue	38539.59	36987.61	2688.37	1394.81	41227.96	38382.42
Assets	450323.25	429282.13	43546.30	30600.74	493869.55	459882.87


S.B.I. C.O.
Mumbai